Writer’s Direct Dial: (212) 225-2434
E-Mail: caustin@cgsh.com

October 4, 2010

BY EDGAR

Mr. Evan S. Jacobson
Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cogent, Inc.
Amended Schedule TO-T Filed on September 24, 2010
Filed by 3M Company and Ventura Acquisition Corp.
File No. 005-80576

Dear Mr. Jacobson:

On behalf of 3M Company (“3M”) and Ventura Acquisition Corporation, a wholly-owned subsidiary of 3M (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to us dated September 30, 2010 with respect to the above-referenced filing.

For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses.  Purchaser is concurrently filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) via EDGAR, four copies of which are enclosed with the FedEx’d copy of this letter for your convenience. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.

Securities and Exchange Commission, p 2.

Schedule TO-T

Exhibit 99(A)(1)(A):  Offer to Purchase

Conditions of the Offer, page 35

1.                                       The revised language in response to prior comment 10 indicates that you could waive or exercise a condition after the offer has expired; this suggests that the offer could be illusory.  See Section 14(c) of the Exchange Act.  As such, we reissue prior comment 10.

Response: 3M has revised the disclosure on page 36 of the Offer to Purchase in response to the Staff’s comment.

*                              *                              *                              *

3M acknowledges and confirms for itself, and on behalf of Purchaser, that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (212) 225-2434.

Very truly yours,

/s/ Christopher E. Austin
Christopher E. Austin

cc:	Gregg M. Larson
Carol A. Peterson
Kimberly F. Price